Exhibit 2.1

Confidential

WAIVER

This Waiver (this “Waiver”), dated as of May 1, 2026, to the Agreement (as defined below) is executed and delivered by Rallybio Corporation, a Delaware corporation (“Parent”), Candid Therapeutics, Inc., a Delaware corporation (the “Company”) and UCB S.A. (“UCB”). Capitalized terms used but not otherwise defined in this Waiver shall have the same meanings ascribed to such terms in the Agreement (as defined below).

WHEREAS, that certain Agreement and Plan of Merger and Reorganization (the “Agreement”), dated as of March 1, 2026, was entered into by and among Parent, Farmington Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent, and the Company;

WHEREAS, the Company has notified Parent that it has received Acquisition Proposals from UCB (collectively, as may be modified, the “UCB Proposals”); and

WHEREAS, the Company has requested that Parent waive (i) the Company Determination Notice, the Company Notice Period, and the related rights set forth in Section 5.2(e)(i) of the Agreement with respect to each of the UCB Proposals; (ii) the requirement that the Parent Termination Fee be paid concurrently with the termination of the Merger Agreement as set forth in Section 9.3(c)(ii); and (iii) the restrictions in Section 1.7 of the Company Stockholder Support Agreement.

NOW, THEREFORE, pursuant to Section 10.3(b) of the Agreement, Parent hereby (a) waives, as applicable, the Company Determination Notice, the Company Notice Period, and all associated rights of Parent under Section 5.2(e) of the Agreement with respect to each of the UCB Proposals and (b) agrees and acknowledges that the Company shall not be deemed to be in breach of Section 5.2(e) of the Agreement with respect to the UCB Proposals, including for purposes of exercising the Company’s termination right pursuant to Section 9.1(h) of the Agreement.

NOW, THEREFORE, pursuant to Section 10.3(b) of the Agreement, Parent hereby (a) waives the requirement under Section 9.3(c)(ii) of the Agreement that the Parent Termination Fee be paid concurrently with the termination of the Agreement in connection with the entry into any Permitted Alternative Agreement entered into with UCB (but, for the avoidance of doubt, Parent does not waive the Company’s obligation to pay a Parent Termination Fee under Section 9.3(c)(ii) of the Agreement), and (b) agrees that the Company shall deliver (x) the Parent Termination Fee of $50,000,000 plus (y) $375,000, which amount shall be deemed to satisfy the Company’s obligations to bear fees and expenses paid or to be paid to a financial printer or the SEC pursuant to Section 9.3(a)(i) of the Agreement (the “Reimbursement”) by wire transfer of same-day funds in accordance with Section 9.3 of the Agreement as early as practicable on May 4, 2026 and in no event later than the close of business on such date; provided that, if the Company terminates the Agreement on a Business Day, the Parent Termination Fee and the Reimbursement shall be delivered by wire transfer of same-day funds in accordance with Section 9.3 of the Agreement as early as practicable on the date of such termination.

NOW, THEREFORE, pursuant to Section 4.4 of the Company Stockholder Support Agreement, Parent hereby (a) waives, as applicable, the provisions of Section 1.7 of the Company Stockholder Support Agreement, to the extent they may apply with respect to the UCB Proposals or any solicitation of votes, consents or approvals from any Company Signatory in respect of the UCB Proposal or any Permitted Alternative Agreement entered into with UCB, and (b) agrees not to exercise any of its rights under Section 1.4 of the Company Stockholder Support Agreement unless and until the Company shall have notified Parent that it has terminated negotiations in respect of the UCB Proposals.

NOW, THEREFORE, Parent hereby agrees that, upon (and subject only to) payment of the Parent Termination Fee by or on behalf of the Company in connection with the entry into any Permitted Alternative Agreement with UCB, neither Parent nor any of its Affiliates shall have any further claim against the Company, UCB or any of their respective Affiliates in respect of the Agreement, the Contemplated Transactions or the termination thereof or Company Stockholder Support Agreement in connection therewith, and that none of the Company, UCB or any of their respective Affiliates shall have any liability or obligation thereunder or in connection therewith.

NOW, THEREFORE, the Company and UCB severally and not jointly agree that, upon the termination of the Agreement by the Company in connection with the entry into any Permitted Alternative Agreement with UCB, neither the Company nor UCB nor any of their respective Affiliates shall have any further claim against Parent or any of its Affiliates in respect of the Agreement, the Contemplated Transactions or the termination thereof or Parent Stockholder Support Agreement in connection therewith, and that none of Parent or any of its Affiliates shall have any liability or obligation thereunder or in connection therewith.

Except as expressly provided herein, the provisions of the Agreement shall not be affected hereby and shall remain in full force and effect. The provisions of Section 10 of the Agreement (as applicable) shall govern this Waiver.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have executed this Waiver as of the date first above written.

RALLYBIO CORPORATION

By:	/s/ Stephen Uden
Name: Stephen Uden
Title: CEO

CANDID THERAPEUTICS, INC.

By:	/s/ Ken Song
Name: Ken Song
Title: CEO

UCB S.A.

By:	/s/ Loic Hameon
Name: Loic Hameon
Title: SVP BD, M&A and Alliance & Integration Management